                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.   7  )*
                                            -----

                               HEXCEL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.01 PAR VALUE COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428-290-100
            ---------------------------------------------------------
                                 (CUSIP Number)

     KENNETH L. FISHER, PRESIDENT, FISHER INVESTMENTS, INC.
     13100 SKYLINE BLVD., WOODSIDE, CA  94062          415-851-3334
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 6, 1994
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13C to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.   428-290-100                           Page    2    of    5    Pages
          -------------------                          -------    -------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               #94-3029777

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /

               N/A

- --------------------------------------------------------------------------------
 3   SEC USE ONLY


- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS


               00
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(E)

               N/A
- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF
                              412,600
      SHARES      --------------------------------------------------------------
                    8   SHARED VOTING POWER
   BENEFICIALLY
                              --00--
    OWNED BY      --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
      EACH
                              412,600
    REPORTING     --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
     PERSON
                              --00--
      WITH
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               412,600
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

               N/A
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.64%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               IA
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D



ITEM 1.   SECURITY AND ISSUER
There is no title of class of equity purchased. Security is registered as $0.01 par value common stock. Security is identified by cusip #428-290-100.





Name and address of issuer:

Hexcel Corporation
11555 Dublin Boulevard
Dublin, California  94568

ITEM 2.   IDENTITY AND BACKGROUND

(a)  Fisher Investments, Inc.

(b)  13100 Skyline Blvd.
     Woodside, CA  94062

Fisher Investments, Inc. was incorporated and is organized in the State of California.

(c) Investment Advisor. The principle business of Fisher Investments, Inc. is equity oriented fully discretionary money management.

(d)  None.

(e)  None.

(f)  U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Source of funds for purchase of security is a combination of pension plan funds, individual client funds, trust and corporate funds--all under contract of discretionary management to Fisher Investments, Inc. The full amount of funds to purchase shares comes from these accounts and total purchase price is $4,363,976.

     None of these funds were borrowed or otherwise specially obtained to engage in the acquisition of this security.





ITEM 4.   PURPOSE OF TRANSACTION.


     Our purpose in holding the shares is for investment purposes.


(a) - (j)      N/A



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Fisher Investments, Inc. currently holds 412,600 shares of Hexcel Corporation. This represents 5.64 percent of total shares outstanding of the company.

(b) Fisher Investments, Inc. has sole voting power for 412,600 shares of Hexcel Corporation, and sole dispositive power for 412,600 shares of Hexcel Corporation.

(c) All transactions within the last 60 days are listed below and were effected by Fisher Investments, Inc. Within that timeframe, 600 shares were sold or issued to clients due to client terminations unrelated to this specific security.

DATE           # SHARES BOUGHT          # SHARES SOLD            PRICE PER SHARE
- ----           - ------ ------          - ------ ----            ----- --- -----
6/ 6/94                                         600                     3.25


(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Advisory contracts give Fisher Investments, Inc. discretion to effect transactions in client accounts. Fisher Investments, Inc. is paid an investment management fee, typically 1% annually of the market value of all securities managed for clients.


ITEM 7.   NO EXHIBITS.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      6/13/94
- ------------------------------------
Date:





     /s/ Kenneth L. Fisher
- ------------------------------------
Fisher Investments, Inc.
by Kenneth L. Fisher, President